EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Coral Gold Resources Ltd. Suite 900, 570 Granville Street Vancouver, BC Canada V6C 3P1 Telephone: (604) 682-3701 Facsimile: (604) 682-3600

2.	Date of Material Change

January 14, 2016

3.	News Release(s)

The news release was disseminated on January 14, 2016 via Marketwired.

4.	Summary of Material Change

The Company has completed a Non-Brokered Private Placement of 1,500,000 units at a price of $0.05 per unit for a gross proceeds of $75,000.

5.	Full Description of Material Change

Seepress releases dated January 14, 2016 attached as Schedule "A" hereto.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

Not applicable.

8.	Executive Officer

David Wolfin, President and CEO, (604) 682-3701

9.	Date of Report

January 14, 2016